03013954

AB 3/6/03

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southtrust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 North 20th Street, 7th Floor
(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Wessel (205) 254-4713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North - Suite 1800	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Wessel, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SouthTrust Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified as that of a customer of the Company's financial statements as of December 31, 2002.

Signature

Chief Financial Officer
Title

Notary Public
NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Oct 10, 2003
BONDED THRU NOTARY PUBLIC UNDERWRITERS

'ONTENTS OF REPORT

This report contains (check all applicable boxes)

√ (a) Facing page
√ (b) Statement of Financial Condition
√ (c) Statement of Income (Loss)
√ (d) Statement of Changes in Financial Condition
√ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
√ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
√ (g) Computation of Net Capital.
√ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
√ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
√ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√ (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
√ (o) Exemptive Provision under Rule 15c3–3
√ (p) Independent Auditors' Report on Internal Control

For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).

KPMG

Suite 1800 SouthTrust Tower
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors of
SouthTrust Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of SouthTrust Securities, Inc. and subsidiaries (a wholly owned subsidiary of SouthTrust Corporation) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of SouthTrust Securities, Inc. as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 15, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouthTrust Securities, Inc. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a–5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 24, 2003

SOUTHTRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of SouthTrust Corporation)

Consolidated Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash	$	10,521,751	9,239,767
Securities purchased under agreements to resell		1,801,875	10,771,500
Deposits with clearing organizations		100,000	100,000
Due from brokers, dealers, and clearing organizations		13,458,245	14,356,609
Due from customers		1,058,784	1,227,811
Accrued interest receivable		1,060,524	1,536,039
Other accounts receivable		31,617	969,823
Trading account securities, at fair value		56,194,759	59,702,655
Furniture and equipment, less accumulated depreciation of $1,272,169 and $1,112,867 at December 31, 2002 and 2001, respectively		877,071	946,624
Other assets		1,084,172	783,859
Total assets	$	86,188,798	99,634,687
Liabilities and Stockholder's Equity			
Short-term borrowings from Parent	$	3,912,974	28,700,000
Due to brokers, dealers, and clearing organizations		962,485	734,884
Due to customers		1,902,408	2,697,031
Securities sold, not yet purchased, at fair value		14,858,998	16,061,312
Accounts payable, accrued expenses, and other liabilities		5,180,914	5,526,377
		26,817,779	53,719,604
Subordinated note payable to Parent		10,000,000	10,000,000
Commitments and contingencies (note 8)			
Stockholder's equity:			
Common stock, $1 par value, authorized and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		5,763,470	5,763,470
Retained earnings		43,606,549	30,150,613
Total stockholder's equity		49,371,019	35,915,083
Total liabilities and stockholder's equity	$	86,188,798	99,634,687

See accompanying notes to consolidated financial statements.